July 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:        Nicholas P. Panos

Re:                             Aastrom Biosciences, Inc.
Schedule TO-I
Filed June 28, 2012, as amended July 13, 2012
File No. 005-52095

Ladies and Gentlemen:

This letter is submitted by Aastrom Biosciences, Inc. (the “Company”) to supplement the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of July 6, 2012 (the “Comment Letter”) regarding the Company’s Schedule TO-I filed on June 28, 2012 (the “Schedule TO”).  On July 13, 2012, the Company filed a response to the Comment Letter (the “Response Letter”).  By way of submission of this letter, the Company hereby revises “Response 2” of the Response Letter to clarify that the Company revised Item 7 of the Schedule TO, rather than Item 4 of the Schedule TO, to incorporate the Staff’s comments in connection with the filing of Amendment No. 1 to the Schedule TO.

As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (734) 418-4425.

Very truly yours,

/s/ Brian Gibson
Brian Gibson, Vice President, Finance

cc:                                 Timothy Mayleben, Aastrom Biosciences, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP.

Danielle Lauzon, Esq., Goodwin Procter LLP